                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO SECTION 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 1999.

                                 PROTHERICS PLC
                 (Translation of Registrant's Name Into English)

                                Beechfield House
                            Lyme Green Business Park
                         Macclesfield Cheshire SK11 0JL
                                     England
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F       [ X ]              Form 40-F   [  ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes     [   ]                      No     [ X ]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-____________________.

         Attached to the Registrant's Form 6-K for the month of December 1999 and incorporated by reference herein are the Registrant's announcements each as reported to the Company Announcements Office of the London Stock Exchange on December 16, 1999.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          PROTHERICS PLC



Date:  December 21, 1999                  By: /s/ Andrew J. Heath
                                              ---------------------------
                                              Andrew J. Heath, M.D., Ph.D.
                                              Chief Executive Officer

[PROTHERICS LOGO]



16 December 1999


            PROTHERICS TO COLLABORATE WITH LILLY ON ANTI-THROMBOTICS


Protherics PLC and Eli Lilly and Company today announced an exclusive research collaboration and licensing agreement to discover, develop and commercialize compounds for the treatment of thrombosis. The multi-year collaboration will focus on optimizing Protherics' existing Factor Xa inhibitor leads, identifying new leads through use of Protherics' proprietary Computer Aided Molecular Design
(CAMD) technology and investigating other anti-thrombotic targets and compounds.

During the initial two years of the agreement, Protherics may receive more than $5m in initial license fees, research funding and milestone payments based on achievement of specific objectives. Total payments to Protherics over the lifetime of the agreement have the potential to reach much higher values. Sales royalties will be paid on commercialised products emerging from the collaboration.

Arthur Rushton, Protherics Chief Operating Officer, said, "This deal is a goal we have been working towards for the last 3 years since we reorganized and strengthened our CAMD research efforts. Our research team has met challenging targets, delivered promising results and we anticipate further interest in our CAMD technology and projects."

Factor Xa inhibitors are a new class of compounds targeted at a key enzyme in the blood-clotting process with the aim of preventing or limiting clot formation. Blood clots cause serious and often fatal diseases including heart attacks, strokes, and deep vein thrombosis. The latter presents a major danger following surgery or trauma if clots lodge in the lung, leading to the life threatening condition of pulmonary embolism.

Management of thrombotic diseases encompasses both prevention and treatment. Current therapies for these diseases rely mainly on injectable drugs such as unfractionated heparins, low molecular weight heparins and on oral warfarin, which all have drawbacks in clinical usage. There is a medical need for new oral treatments offering a predictable response and lack of side effects. Over 10 million people worldwide are eligible to receive oral anticoagulants for prevention or treatment of thrombotic diseases. Oral factor Xa inhibitors, if successful, stand to become a new standard of anticoagulant therapy and have tremendous market potential.

"Our agreement with Protherics will significantly enhance our efforts in thrombosis research, an area of continuing focus," said Michael D. Clayman M.D., Vice President of Cardiovascular Research and Clinical Investigation for Eli Lilly and Company. "The development of improved treatments for thrombosis is clearly needed in the marketplace, and partnering with a quality scientific company like Protherics will increase our likelihood of success."

"This level of endorsement by a major pharmaceutical company provides strong external validation of our drug discovery capabilities," said Andrew Heath, Protherics' Chief Executive Officer. "It is an excellent match, combining Lilly's research and development skills with Protherics' CAMD expertise and technology. We look forward to progressing the Factor Xa project and to developing the potential for further collaboration".


FOR FURTHER INFORMATION, PLEASE CONTACT:

Andrew Heath, Chief Executive                     Tel:        01625 500555
Protherics PLC                                    Mobile:     0468 256595

James Kappel, Corporate Communications            Tel:        001 317 276 5795
Eli Lilly and Company

Laura Frost                                       Tel:        0171 379 5151
The Maitland Consultancy


PROTHERICS PLC

Protherics PLC was formed on 15 September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics, an international biopharmaceutical company, has two platform technologies, the development and production of immunotherapeutics and computer aided molecular design.

The Company's ordinary shares are listed on the London Stock Exchange.

An electronic version of this news release is available at http://www.protherics.com.



This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called "forward looking statements." These statements can be identified by introductory words such as "expects," "plans," "will," "estimates," "forecasts," "projects," or words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are used in discussing the Company's growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company's forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company's filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

[PROTHERICS LOGO]



16 DECEMBER 1999

                                 PROTHERICS PLC

                                 INTERIM RESULTS

Protherics PLC, a UK drug discovery and immunotherapeutics company, today announces its results for the six months to 30th September 1999. Protherics was formed in September from the merger of Proteus International PLC and Therapeutic Antibodies Inc. The Interim Results are restated as though the companies had been merged throughout the periods under review.

Highlights

-    Merger of Proteus International and Therapeutic Antibodies completed on 15
     Sept.

- Collaboration deal signed with Eli Lilly and Co. to research and develop Factor Xa inhibitors using Protherics' Computer Aided Molecular Design
     (CAMD) technology

-    DigiTAb(R) marketing applications accepted for review by FDA

- TriTAb(R) application submitted for FDA clearance of pivotal Phase III clinical trial

- Promising results from CytoTAb(R) Phase IIb Sepsis study - partner being sought for Phase III trial

- Additional information on CroTAb(R) being submitted to FDA with product approval expected in second half of 2000

- First half loss of (pound)9.2m, 6.75p per share, includes exceptional charge of (pound)1.9m related to merger

-    Cash balance at 30 September 1999 of (pound)11.9m before merger costs


Commenting on the results, Chairman Stuart Wallis said:

"We are very encouraged by our success in achieving the agreement with Eli Lilly and Company, which validates the Computer Aided Molecular Design concept. In addition, the Group now has two New Drug Applications filed with the FDA and 4 other products in clinical trials. This solid pipeline of products and projects throughout the various stages of the development cycle gives me confidence in the outlook for the Group."

CHAIRMAN'S STATEMENT

This is the first report since the merger on 15 September 1999 of Proteus and Therapeutic Antibodies. I am particularly pleased that it coincides with the announcement of our collaboration with Eli Lilly and Company which will further the research and development of our Factor Xa inhibitors. The endorsement of our Computer Aided Molecular Design technology by one of the world's leading pharmaceutical companies is a great reward for the work which has taken place over the last three years.

Since the merger, there has been significant rationalisation, total headcount has been reduced by 71 to 135, and the new Group's headquarters is based in Macclesfield. These cost reductions, together with the revenues from the Lilly agreement, will significantly augment our cash position, although they will not fully compensate for the delay in approval by the Food and Drug Administration of our CroTAb(R) rattlesnake antivenom. As announced recently, this may produce the need for additional financing towards the latter part of 2000. We believe that further consolidation of the biopharmaceutical sector is desirable and in line with our stated strategy we are actively pursuing further business combinations.

As indicated in the Notes to the Interim Statements, following merger accounting principles, the financial information for the current and prior periods has been presented as if the companies had been merged throughout. Turnover in the six months to September 1999 fell to (pound)0.5 million from (pound)2.7 million in the same period a year earlier due to the irregular timing of milestone payments from licensing agreements. Both research and development expenditure and administrative expenses were largely unchanged from the earlier period. Including an exceptional charge of (pound)1.9 million relating to costs associated with the merger, loss per share increased to 6.7p from 4.1p. Following the share placing, but before the settlement of merger expenses, the closing cash balance at 30 September 1999 was (pound)11.9 million.

The merger was accomplished by the issue of 60,542,545 Proteus shares in exchange for Therapeutic Antibodies issued shares. A further 23,325,000 shares were placed for cash concurrent with the merger.


                                       PRODUCT DEVELOPMENT UPDATE

I        COMPUTER  AIDED MOLECULAR DESIGN (CAMD)

The Factor Xa inhibitor project is aimed at developing drugs which prevent or limit blood clot formation. Existing treatments have drawbacks, and there is tremendous potential for a new type of treatment. The Lilly agreement will provide not only funding, but significant additional research and development capability in this area.

Our Tryptase inhibitor projects, which target allergic responses and asthma, have also progressed. Compounds suitable for both topical applications and oral delivery are under development and optimisation.

We have strengthened our marketing efforts in support of the commercialisation of our CAMD technology and a high level of interest is being shown.

II       IMMUNOTHERAPY

We continue to work with the FDA in supplying further information in support of the Establishment Licence Application for the CroTAb(R) manufacturing process. The FDA will formalise its additional information requirements by mid January. However, as previously stated, final approval may not now take place before the second half of 2000.

The other antibody products are progressing in their clinical and regulatory stages.

- The DigiTAb(R) (anti-digoxin overdose treatment) marketing application was accepted for review by the FDA in October.

- An application (IND) for a pivotal Phase III trial of the tricyclic antidepressant overdose treatment, TriTAb(R), was also submitted in October.

- On the back of the positive results from the Phase IIb study of CytoTAb(R) in patients with life-threatening infections, efforts are underway to find a partner to progress a Phase III trial.

A further Phase I trial is planned for the Angiotensin anti-hypertensive vaccine in early 2000, with the aim of providing an initial proof of concept in healthy volunteers. If successful, the project will enter Phase II trials towards the end of 2000.

Prolog, the GnRH Immunotherapeutic licenced to ML Laboratories, is in Phase IIa trials in prostate cancer patients. The development of an alternative formulation necessary to allow for enhanced dosing has now been completed and the vaccine has been manufactured in anticipation of the next phase of the trial.

                                       CONCLUSION

We are very encouraged by our success in achieving the agreement with Eli Lilly and Company, which validates the Computer Aided Molecular Design concept. In addition, the Group now has two New Drug Applications filed with the FDA and 4 other products in clinical trials. This solid pipeline of products and projects throughout the various stages of the development cycle gives me confidence in the outlook for the Group.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Stuart Wallis, Chairman                              Tel:      01625 500 555
Protherics PLC

Andrew Heath, Chief Executive                        Tel:      01625 500 555
Protherics PLC                                       Mobile:   0468 256595

Laura Frost                                          Tel:      0171 379 5151
The Maitland Consultancy


ANALYSTS CONFERENCE CALL

A conference call with executives of Protherics PLC to discuss the collaboration with Eli Lilly and the Company's Interim Results will be held at 2:30pm GMT. For access to the conference call please contact Emma Brown or Laura Frost at The Maitland Consultancy on 0171 379 5151 for details.


PROTHERICS PLC

Protherics PLC was formed on 15 September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics, an international biopharmaceutical company, has two platform technologies, the development and production of immunotherapeutics and computer aided molecular design.

The Company's ordinary shares are listed on the London Stock Exchange.

An electronic version of this news release is available at http://www.protherics.com.


This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called "forward looking statements." These statements can be identified by introductory words such as "expects," "plans," "will," "estimates," "forecasts," "projects," or words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are used in discussing the Company's growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company's forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company's filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

PROTHERICS, PLC AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)
For the six months ended 30 September 1999

                                               SIX MONTHS     SIX MONTHS    TWELVE MONTHS
                                              30 SEPTEMBER   30 SEPTEMBER     31 MARCH
                                                  1999           1998           1999
                                                             (As Restated)  (As Restated)
                                               (pound)'000    (pound)'000    (pound)'000

TURNOVER                                            452          2,658           2,847
Cost of Goods                                       (48)          (246)           (276)
Research and development expenses                (4,806)        (4,804)         (9,865)
Administration expenses                          (2,917)        (2,784)         (5,574)
                                                 ------         ------         -------
OPERATING LOSS                                   (7,319)        (5,176)        (12,868)
Merger expenses                                  (1,908)            --              --
Interest receivable                                 198            318             671
Interest payable                                   (189)          (486)           (820)
                                                 ------         ------         -------
LOSS ON ORDINARY ACTIVITIES BEFORE AND AFTER
   TAXATION FOR THE PERIOD                       (9,218)        (5,344)        (13,017)
                                                 ======         ======         =======

LOSS PER SHARE (PENCE)                           (6.75p)        (4.14p)         (9.89p)
                                                 ======         ======         =======


CONSOLIDATED BALANCE SHEET (UNAUDITED)
At 30 September 1999


                                                 30 SEPTEMBER  30 SEPTEMBER    31 MARCH
                                                     1999          1998          1999
                                                               (As restated)  (As restated)
                                                 (pound)'000    (pound)'000    (pound)'000

FIXED ASSETS
Tangible assets                                      7,019          8,122          8,270
                                                   -------        -------        -------
CURRENT ASSETS
Debtors                                                535          1,670            756
Cash at bank                                        11,927         10,169          9,572
Inventories                                             90            155            190
Prepayments                                             95             94            357
                                                   -------        -------        -------
                                                    12,647         12,088         10,875
CREDITORS - AMOUNTS FALLING DUE WITHIN ONE YEAR     (4,390)        (7,063)        (3,648)
                                                   -------        -------        -------
NET CURRENT ASSETS                                   8,257          5,025          7,227
                                                   -------        -------        -------

TOTAL ASSETS LESS CURRENT LIABILITIES               15,276         13,147         15,497
CREDITORS - AMOUNTS FALLING DUE AFTER MORE
   THAN ONE YEAR                                    (3,895)        (4,148)        (3,623)
                                                   =======        =======        =======
NET ASSETS                                          11,381          8,999         11,874
                                                   =======        =======        =======

CAPITAL AND RESERVES
Called up equity share capital                       3,157          2,691          2,691
Share premium account                               55,350         47,171         47,171
Other reserves                                      51,163         40,425         51,163
Profit and loss account                            (98,289)       (81,288)       (89,151)
                                                   =======        =======        =======
EQUITY SHAREHOLDERS' FUNDS                          11,381          8,999         11,874
                                                   =======        =======        =======



CONSOLIDATED RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS FUNDS (UNAUDITED)

                                                               SHARE             MERGER            PROFIT
                                                             PREMIUM            RESERVE          AND LOSS
                                                         (pound)'000        (pound)'000       (pound)'000
At 1 April 1999 (As previously reported)
Proteus                                                       47,171                  -           (40,969)
Therapeutic Antibodies                                        52,342                  -           (47,737)
Alignment of accounting policy                                                                       (431)
Merger adjustment                                            (52,342)            52,342
Consolidation adjustment                                                         (1,179)
                                                       ----------------------------------------------------
As restated                                                   47,171             51,163            89,151

Placing of 23,325,000 ordinary shares at
40 pence per share                                             8,864
Expenses paid in connection with share issue                    (685)
Retained loss for the 6 months                                                                     (9,218)
Exchange movements                                                                                     80

                                                       ----------------------------------------------------
At 30 September 1999                                          55,350             51,163           (98,289)
                                                       ----------------------------------------------------


CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED) for the 6 months ended 30 September 1999


                                                       6M TO         6M TO        6M TO        6M TO       12M TO        12M TO
                                                     30-SEP-99     30-SEP-99    30-SEP-98    30-SEP-98    31-MAR-99     31-MAR-99
                                                    (pound)'000   (pound)'000  (pound)'000  (pound)'000  (pound)'000  (pound)'000

NET CASH OUTFLOW FROM OPERATING ACTIVITIES                          (5,208)                    (4,953)                  (10,828)

RETURNS ON INVESTMENT AND SERVICING OF FINANCE

NET CASH (OUTFLOW)/INFLOW FROM RETURNS ON INVESTMENTS
  AND SERVICING OF FINANCE                                               3                       (197)                     (125)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND
  FINANCIAL INVESTMENT                                                 125                       (650)                   (1,337)

NET CASH OUTFLOW BEFORE MANAGEMENT OF LIQUID
  RESOURCES AND FINANCING                                           (5,080)                    (5,800)                  (12,290)

MANAGEMENT OF LIQUID RESOURCES

NET CASH (OUTFLOW)/INFLOW FROM MANAGEMENT OF
  LIQUID RESOURCES                                                  (3,440)                    (5,650)                   (4,079)

FINANCING

Issue of share capital, net of expenses                 8,646                      7,813                      15,485
Payments on notes payable and finance leases           (4,074)                      (510)                     (2,445)

Proceeds on notes payable                               2,894                      3,709                       3,751
                                                       ------                    -------                     -------

NET CASH INFLOW/(OUTFLOW) FROM FINANCING                             7,466                     11,012                    16,791
                                                                    ------                    -------                   -------
(DECREASE)/INCREASE IN CASH                                         (1,054)                      (438)                      422
                                                                    ------                    -------                   -------



RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATIONS


                                               30 SEPTEMBER   30 SEPTEMBER       31 MARCH
                                                       1999           1998           1999
                                                (pound)'000    (pound)'000    (pound)'000
                                                              (AS RESTATED)  (AS RESTATED)
OPERATING LOSS                                       (7,319)        (5,176)       (12,868)
Depreciation                                            967            988          1,921
Merger expenses                                      (1,908)             -              -
Loss on disposal of tangible fixed assets               105              -              -
Movement in net working capital                       2,947           (765)           119
                                                 ==========   ============   ============
NET CASH OUTFLOW FROM OPERATING ACTIVITIES           (5,208)        (4,953)       (10,828)
                                                 ==========   ============   ============

NOTES TO THE INTERIM STATEMENTS

1. The interim financial statements which have been approved by the directors, have been prepared on the basis of the accounting policies set out in the Group's 1999 financial statements. The interim financial statements are unaudited and do not constitute full financial information as defined in
     Section 240 of the Companies Act 1985 (as amended). The comparatives for the year ended 31 March 1999 and the six months ended 30 September 1999 do not comprise full financial statements.

2. Loss per share for the six months ended 30 September 1999 is based on attributable losses of (pound)9,218,000 (1998: (pound)5,344,000) and on the weighted average number of shares in issue during the period of 136,580,209 (1998: 128,970,078). Loss per share for the 12 months ended 31 March 1999 is based on attributable losses of (pound)13,017,000 and a weighted average number of shares in issue of 131,747,841. Comparative losses per share have been changed from those previously reported to take account of the merger announced on 20 May 1999.

3.   Exceptional Item (Merger Costs)
     The exceptional item relates to the transaction costs associated with the merger of Proteus International Plc and Therapeutic Antibodies Inc on 15 September 1999.

4.   Basis of Preparation
     The merger of Proteus International Plc and Therapeutic Antibodies Inc has been accounted for using the merger principles set out in Financial Reporting Standard 6. Accordingly, the financial information for the current period has been presented, and that for prior periods restated as if the businesses had been merged throughout the current and comparative reporting periods. The Group has utilised the merger relief provisions available and the issue of shares in respect of the merger has been recorded at nominal value.

5.   Accounting policy adjustment
     The accounting policies of Proteus International Plc and Therapeutic Antibodies Inc have been compared following the merger. As a result, (pound)431,000 of previously capitalised patent fees on the books of Therapeutic Antibodies Inc were written off in accordance with the group accounting policy regarding patents.

     Except for accounting for patent costs, there were no significant adjustments required to the results or the net assets of the business prior to the merger in order to harmonise accounting policies.

6. Copies of this statement are being sent to all shareholders and will be available to the public at the Company's registered office at Beechfield House, Lyme Green Business Park, Macclesfield, Cheshire, SK11 0JL.